[redacted]

11019511

SECUR... ...SION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
MAR 01 2011
WASH. D.C.
211

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SEC FILE NUMBER
8- 66606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 1730
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Geroge — (603) 773-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125,	Miami	Florida	33144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eduardo Gruener, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFG Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

VIVIAN S. GALLAGHER
MY COMMISSION EXPIRES April 18, 2011
#DD 643369
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Accountant's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT "A"

GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash in Bank	$ 159,127	
Accounts Receivable, No Reserve for Bad Debts Required	72,000	
Property and Equipment, net of Accumulated Depreciation of $ 3,536	2,274	
TOTAL ASSETS		$ 233,401

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 11,269
MEMBER'S EQUITY	222,132
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 233,401

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

GFG SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		
Fees	$ 1,160,292	
Reimbursed Expenses	1,986	
Total Revenues		$ 1,162,278
OPERATING EXPENSES		
Salaries and Related Payroll Expenses	$ 312,654	
Occupancy Expense	6,000	
Professional Fees	37,920	
Taxes, Other than Income Taxes	394	
Other Operating Expenses	38,239	
Total Operating Expenses		395,207
NET PROFIT		$ 767,071

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

GFG SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Total Member's Equity
Balance - January 1, 2010	$ 7,738
Capital Contribution From Member	25,000
Capital Distribution To Member	(577,677)
Net Profit for the Period	767,071
Balance - December 31, 2010	$ 222,132

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

GFG SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES		
Net Profit	$ 767,071	
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	408	
Changes in Operating Assets and Liabilities		
(Increasse) in Accounts Receivable	(72,000)	
Increase in Accounts Payable and Accrued Expenses	5,979	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 701,458
FINANCING ACTIVITIES		
Capital Contributions From Member	$ 25,000	
Capital Distributions To Member	(577,677)	
NET CASH (USED IN) FINANCING ACTIVITIES		(552,677)
INVESTING ACTIVITIES		
Purchase Of Property and Equipment	$ (2,682)	
NET CASH (USED IN) INVESTING ACTIVITIES		(2,682)
INCREASE IN CASH		$ 146,099
CASH AT BEGINNING OF YEAR		13,028
CASH AT END OF YEAR		$ 159,127
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Organization and Business - GFG Securities, LLC (the Company) was incorporated on March 3, 2004 in the State of Delaware, and on January 26, 2005 received authorization from the Financial Industry Regulatory Authority (FINRA) to operate as a registered broker dealer. The Company is primarily engaged in the business of providing advisory services in connection with mergers, acquisitions, restructurings and corporate finance.

The Company is a wholly owned subsidiary of GFG Holdings, LLC (the parent).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Government and Other Regulation - The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents - The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Property and Equipment	3

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts.

Depreciation expense for the year ended December 31, 2010 amounted to $ 408.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The Parent is to include the Company's income or losses on its tax return.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes its revenue as services are provided and collection is reasonably assured.

Subsequent Events - The Company has evaluated subsequent events for recognition and disclosure through February 17, 2011, which is the date the financial statements were issued.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2010 the Company's "Net Capital" exceeded its minimum requirement.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space facility located in Miami, Florida from its parent company. The current lease expires in 2011. During the year ended December 31, 2010, the Company incurred $6,000 of rent expense.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2011	$ 3,500

SUPPLEMENTARY INFORMATION

GFG SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

NET CAPITAL		
Total Member's Equity		$ 222,132
Less: Non-allowable assets and haircuts		74,274
Net Capital		$ 147,858
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$ 11,269	
Total Aggregate Indebtedness		$ 11,269
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 751
Minimum Net Capital Requirement		$ 5,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 142,858
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required		$ 141,858
Percentage of Aggregate Indebtedness to Net Capital		7.62%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

GFG SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

The Company claims an exemption from Rule 15c3-3, specifically under Section (k) (2) (i). The Company is exempt from the computation of reserve requirements and the information relating to the posession or control requirements.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Member
of GFG Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of GFG Securities, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 17, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

To The Board of Directors and Member
of GFG Securities, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2010, which were agreed to by GFG Securities, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating GFG Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GFG Securities, LLC's management is responsible for the GFG Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

February 17, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066606 FINRA DEC
GFG SECURITIES LLC 16*16
701 BRICKELL AVE STE 1730
MIAMI FL 33131-2832

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

EDUARDO GRUEVER 305-810-6500

2. A. General Assessment (item 2e from page 2) $ 2,905.70

B. Less payment made with SIPC-6 filed (exclude interest) (2,326.00)

07/19/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 579.70

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 579.70

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GFG SECURITIES, LLC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

MANAGING PARTNER
(Title)

Dated the 17 day of FEBRUARY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,162,278.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0.=
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0.
2d. SIPC Net Operating Revenues	$ 1,162,278.
2e. General Assessment @ .0025	$ 2,905.70

(to page 1, line 2.A.)

GFG SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

GFG SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Member
of GFG Securities, LLC

We have audited the accompanying statement of financial condition of GFG Securities, LLC. (a wholly owned subsidiary of GFG Holdings, LLC) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFG Securities, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida
February 17, 2011

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax